EXHIBIT 1

PRESIDENT’S LETTER TO SHAREHOLDERS DATED APRIL 7, 2004, NOTICE OF
MEETING AND MANAGEMENT PROXY CIRCULAR DATED MARCH 8, 2004

Richard L. George

President and Chief Executive Officer

April 7, 2004

Dear Suncor Shareholder:

You are invited to attend the annual and special meeting of shareholders of Suncor Energy Inc. to be held in the Empire Ballroom, at the Fairmont Hotel Macdonald, 10065 – 100 Street, Edmonton, Alberta, on Thursday, April 29, 2004 at 10:30 a.m.

Enclosed with this letter are Suncor’s 2003 annual report, notice of meeting, management proxy circular and form of proxy or voting instruction form.  These materials describe the business to be dealt with at the meeting, and provide you with additional information about Suncor and its directors and executive officers.

We continue to offer electronic access to our shareholder communications to all registered shareholders and most non-registered shareholders.  If you are interested in this service, information on how to register is on the proxy form or voting instruction form.  If you have internet access, you may wish to consider this service as it will benefit our environment and reduce costs.  Of course, you are free to continue receiving documents in the mail if this is more suitable to you.

We look forward to and welcome your attendance at the meeting. If you hold your shares in the name of a nominee, such as your brokerage firm, or if you are a registered holder but are unable to attend, or are able to attend but wish to provide your voting instructions in advance, you may complete, sign and return the enclosed form of proxy by mail.  Most shareholders may also vote their shares by telephone or through the internet, as indicated on the enclosed form of proxy, voting instruction form or information letter.  Shareholders choosing telephone or internet voting should not return the enclosed form of proxy or voting instruction form by mail.  Arrangements have been made for Computershare Trust Company of Canada, Suncor’s transfer agent, to count and tabulate proxies in such a manner as to preserve confidentiality of individual shareholder votes.  Under those arrangements, proxies will not be reviewed by Suncor’s management, except where they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or as necessary to meet legal requirements.

Following the meeting, you will have an opportunity to meet Suncor’s directors and executives.  I look forward to seeing you there.

Yours truly,

“RICHARD L. GEORGE”

Richard L. George

President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders of Suncor Energy Inc. (the “Corporation”) will be held in the Empire Ballroom, at the Fairmont Hotel Macdonald, 10065 – 100 Street, Edmonton, Alberta, on Thursday, April 29, 2004, at 10:30 a.m. local time for the following purposes:

(a)                                  to receive the Annual Report and the financial statements for the year ended December 31, 2003 and the report of the auditors thereon;

(b)                                 to elect directors;

(c)                                  to appoint the auditors;

(d)                                 to consider a Shareholder Proposal, and if thought fit, to pass an ordinary resolution requesting the Board of Directors to establish a policy of seeking shareholder approval for any new executive officer participation in the Corporation’s Supplemental Executive Retirement Plan;  and

(e)                                  to transact such other business as may properly come before the meeting or any adjournment thereof.

Further particulars of the above matters are set out in the attached Management Proxy Circular.

Shareholders who are unable to attend the meeting in person are requested to sign and date the enclosed form of proxy and return it in the envelope provided for use at the meeting and any adjournment thereof.  Shareholders may also vote their shares by telephone or through the internet, using the procedures described on the enclosed form of proxy.  Shareholders choosing telephone or internet voting should not return the enclosed form of proxy by mail.

By Order of the Board of Directors

“JANICE B. ODEGAARD”

Janice B. Odegaard
Calgary, Alberta	Vice President, Associate General Counsel
March 8, 2004	and Corporate Secretary

MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES

(Note:  all financial information is reported in Canadian dollars unless otherwise noted)

This Circular is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. (“Suncor” or the “Company”) of proxies (herein collectively “proxy” or “proxies”) to be used at the Annual and Special Meeting of Shareholders of Suncor (the “Meeting”) to be held in the Empire Ballroom, at the Fairmont Hotel Macdonald, 10065 – 100 Street, Edmonton, Alberta, on Thursday, April 29, 2004, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means of communication by employees of Suncor.  The cost of solicitation will be borne by Suncor.  Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of Suncor (“Common Shares”) and normal handling charges will be paid for such forwarding services.  The record date to determine the shareholders entitled to receive notice of and vote at the Meeting is March 1, 2004 (the “Record Date”).

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

Shareholders may convey voting instructions by using the enclosed paper proxy form and returning it by mail or delivering it to the address below; or through either (i) the telephone voting procedure or (ii) the internet voting procedure. By conveying your voting instructions in one of these ways, you can participate in the Meeting through the person or persons named on the form of proxy. Details on using these procedures are described in the materials accompanying this Circular.

Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed proxy form to attend, vote and act for and on behalf of such person at the Meeting. In order to do so the shareholder must insert the name of such other person in the blank space provided in the proxy form or other appropriate form of proxy, and deposit it with the Company or its agent in accordance with the instructions on the enclosed proxy form. Mail and internet are the only methods by which a holder may appoint such other person as proxy.  All paper proxies must be deposited with Suncor’s transfer agent, Computershare Trust Company of Canada, at their Toronto office, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to 4:30 p.m. local time on Monday, April 26, 2004.

Webcast of Meeting

The Meeting may also be viewed via webcast on www.suncor.com commencing at 10:30 a.m. (MST) on the Meeting date.  Shareholders may view the Meeting, but will not be able to vote via the webcast.  Shareholders wishing to vote must either attend the Meeting in person or submit a form of proxy as described in this Circular.

Voting

The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any ballot that may be called for.  If the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of instructions, shares will be voted for the election of the directors named herein and for the reappointment of the auditors, and against the Shareholder Proposal, all as more particularly described under the relevant sections of this Circular.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  The management of Suncor is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited either at the registered office of Suncor, 112 Fourth Avenue S.W., Box 38, Calgary, Alberta, T2P 2V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Holders of record of Common Shares as at the close of business on March 1, 2004 are entitled to one vote for each whole Common Share so held.  As of March 8, 2004 there were 452,393,979 Common Shares issued and outstanding.  Suncor has no other class or series of voting shares outstanding.

As of March 8, 2004, there is no person who, to the knowledge of the directors and officers of Suncor, beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

ELECTION OF DIRECTORS

Suncor’s Articles of Incorporation stipulate that there shall be not more than fifteen nor fewer than eight directors.  There are currently twelve directors.  In accordance with the Company’s By-laws, the Board of Directors has determined that thirteen directors will be elected at the Meeting.

Suncor’s management will propose at the Meeting that the thirteen nominees named below be elected directors.  The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

The Board of Directors is required to have an Audit Committee.  The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee. The following table summarizes the current membership of each committee.

Committee	Committee Members as of March 8, 2004
Audit Committee (all members independent)	John T. Ferguson (Chair) Bryan P. Davies Brian A. Felesky Robert W. Korthals
Board Policy, Strategy Review and Governance Committee (all members independent)	John R. Huff (Chair) Brian A. Canfield Susan E. Crocker John T. Ferguson JR Shaw
Environment, Health and Safety Committee (all members independent, except Mr. O’Brien, who is a former officer of Suncor)	M. Ann McCaig (Chair) Mel E. Benson Bryan P. Davies Brian A. Felesky Michael W. O’Brien
Human Resources and Compensation Committee (all members independent)	Brian A. Canfield (Chair) Mel E. Benson Susan E. Crocker John R. Huff M. Ann McCaig JR Shaw

For details of the mandates of these committees, see “Report on Executive Compensation” and “Statement of Corporate Governance Practices”.

Unless it is specified in a proxy that the Common Shares it represents shall be withheld from voting in the election of directors, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names appear in the table below.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the accompanying proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies that the Common Shares are to be withheld from voting in the election of directors.

Information for each person proposed to be nominated for election as a director is as follows:

MEL E. BENSON (independent) Calgary, Alberta Periods of Service as a Director: April 19, 2000 to present Common Shares(1): 9,180 Deferred Share Units(2): 3,117 Directors’ Options(3): 32,000

Mel Benson is President of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta.  From 1996 to 2000 Mr. Benson was the Senior Operations Advisor, African Development, Exxon Co. International.  Mr. Benson is also a director of PanGlobal Energy Ltd.  Mr. Benson is an active member of several charitable organizations including (STARS) Shock Trauma Air Rescue Services, Committee Chair for Northern Alberta Institute of Technology and Aboriginal organizations including the Counsel for Advancement of Native Development Officers and the Canadian Aboriginal Professional Association.

BRIAN A. CANFIELD  (independent)
Point Roberts, Washington

Periods of Service as a
Director:  November 10, 1995 to present

Common Shares(1):  7,010

Deferred Share Units(2):  12,448

Directors’ Options(3):  56,000

Brian Canfield is the Chairman of TELUS Corporation, a telecommunications company.  In addition to serving on the Suncor Board of Directors, Mr. Canfield is also on the boards of Terasen Inc., Terasen Pipelines (Trans Mountain) Inc. and the TSX Group.  Mr. Canfield is also a director, and member of the Governance Committee, of the Canadian Public Accountability Board.

SUSAN E. CROCKER (independent) Toronto, Ontario Periods of Services as a Director: April 24, 2003 to present Common Shares(1): 2,200 Deferred Share Units(2): 1,637 Directors’ Options(3): 16,000

Susan Crocker is a corporate director and management consultant who serves as a director on the boards of Brascan Financial Corporation and RioCan Real Estate Investment Trust.  Ms. Crocker also serves as a director of a number of arts and community organizations, including Canadian Stage Theatre Company, Royal Ontario Museum and the Toronto Community Foundation.  From 1996 to 1999 she was Senior Vice President, Equity and Derivative Markets with The Toronto Stock Exchange and from 1999 to 2001 was the President and Chief Executive Officer of the Hospitals of Ontario Pension Plan.

BRYAN P. DAVIES (independent) Etobicoke, Ontario Periods of Service as a

Bryan Davies is Superintendent, Financial Services and Chief Executive Officer of the Financial Services Commission of Ontario, an agency of the Ontario government which regulates pensions, insurance companies and deposit institutions.  Prior to that he was Senior Vice President, Regulatory Affairs with the Royal Bank Financial Group.  Mr. Davies is also active in a number of not-for-profit charitable organizations, including serving as Chair of the Canadian Merit Scholarship Foundation and a Director of the National Gallery Foundation.

Director: January 28, 1991 to April 23, 1996, and April 19, 2000 to present
Common Shares(1): 12,400 Deferred Share Units(2): 8,464 Directors’ Options(3): 40,000

BRIAN A. FELESKY (independent) Calgary, Alberta Periods of Service as a Director: April 26, 2002 to present Common Shares(1): 6,670 Deferred Share Units(2): 1,769 Directors’ Options(3): 24,000

Brian Felesky is a partner in the law firm of Felesky Flynn in Calgary, Alberta.  Mr. Felesky also serves as a director on the board of TransCanada Power LP.  Mr. Felesky is actively involved in not-for-profit and charitable organizations.  He is the Chair of Homefront on Domestic Violence, a director of the United Way of Calgary & Area and the Canada West Foundation, as well as a member of the Board of Governors of the Council for Canadian Unity.

JOHN T. FERGUSON (independent) Edmonton, Alberta Periods of Service as a Director: November 10, 1995 to present Common Shares(1): 16,964 Deferred Share Units(2): 6,599 Directors’ Options(3): 80,000

John Ferguson is Chairman of the Board of Princeton Developments Ltd., a real estate company in Edmonton, Alberta, as well as Chairman of the Board of TransAlta Corporation in Calgary, Alberta.  Mr. Ferguson is also a director of Bellanca Developments Ltd. and the Royal Bank of Canada.  In addition, he is also a director of the C.D. Howe Institute and an advisory member of the Canadian Institute for Advanced Research. His involvement in the community includes Chancellor of the University of Alberta.

W. DOUGLAS FORD (independent) Downers Grove, Illinois Periods of Service as a Director: Nominee Director Common Shares(1): Nil Deferred Share Units(2): Nil Directors’ Options(3): Nil

W. Douglas Ford was Chief Executive, Refining and Marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of the company as well as the aviation fuels business, the marine business and BP Shipping.  Mr. Ford currently serves as a director of USG Corporation, UAL Corporation and Air Products and Chemicals, Inc.  He is also a member of the Board of Trustees of the University of Notre Dame.

RICHARD L. GEORGE (non-independent, management)
Calgary, Alberta

Periods of Service as a
Director:  February 1, 1991 to present

Common Shares(1):  198,554

Deferred Share Units(2):  202,452

Directors’ Options(3):  N/A

Richard George is the President and Chief Executive Officer of Suncor Energy Inc.  Mr. George is also a director of Enbridge Inc., and the U.S. offshore and onshore drilling company, GlobalSantaFe Corporation.(4)  In addition, Mr. George serves as the Chairman of the Canadian Council of Chief Executives.

JOHN R. HUFF (independent) Houston, Texas Periods of Service as a Director: January 30, 1998 to present Common Shares(1): 20,943 Deferred Share Units(2): 12,848 Directors’ Options(3): 56,000

John Huff is Chairman and Chief Executive Officer of Oceaneering International Inc., an oil field services company.  Mr. Huff is also a director of BJ Services Company.  He is also active in a variety of non-profit organizations, serving as a director for the American Bureau of Shipping and the Marine Resources Foundation, Key Largo.  He is also a trustee for the Houston Museum of National Science.

ROBERT W. KORTHALS (independent) Toronto, Ontario Periods of Service as a Director: April 23, 1996 to present Common Shares(1): 16,000 Deferred Share Units(2): 12,139 Directors’ Options(3): 72,000

Robert Korthals is the former President of the Toronto-Dominion Bank.  He is currently Chairman of the board of directors of the Ontario Teachers’ Pension Plan, and also is a director of Jannock Properties Limited, Rogers Communications Inc., easyhome Inc., Cognos Inc., Global Telecom Inc., I-Trade Inc., Great Lakes Carbon Income Fund, Premium Income Corp.and Mulvihill Split Share Corp.  He is also a commissioner with the Ontario Securities Commission, and in addition, serves as a director of the Canadian Parks and Wilderness Foundation.

M. ANN MCCAIG (independent) Calgary, Alberta Periods of Service as a Director: October 1, 1995 to present Common Shares(1): 10,375 Deferred Share Units(2): 13,311 Directors’ Options(3): 80,000

Ann McCaig is the President of VPI Investments Ltd., a private investment holding company.  Ms. McCaig is actively involved with charitable and community activities.  She is currently Chair of the Alberta Adolescent Recovery Centre, the Co-chair of the Alberta Children’s Hospital Foundation All for One - All for Kids $50 million Campaign, and a trustee of the Killam Estate.  She is also Chancellor Emeritus of the University of Calgary.

MICHAEL W. O’BRIEN (non-independent) Canmore, Alberta Periods of Service as a Director: April 26, 2002 to present Common Shares(1): 9,047 Deferred Share Units(2): Nil Directors’ Options(3): 8,000

Michael O’Brien is the former Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., having retired in 2002.  Prior to that, Mr. O’Brien was Executive Vice President of Suncor’s wholly-owned subsidiary, Suncor Energy Products Inc. (formerly Sunoco Inc.) from 1992 to 2000.  Mr. O’Brien also serves on the boards of directors of PrimeWest Energy Inc., Terasen Inc., Terasen Pipelines (Trans Mountain) Inc. and Shaw Communications Inc.  In addition, he is currently a director and past-Chair of the board of trustees for Nature Conservancy Canada.

JR SHAW (independent) Calgary, Alberta Periods of Service as a Director: January 30, 1998 to present Common Shares(1): 291,900 Deferred Share Units(2): 27,734 Directors’ Options(3) 56,000

JR Shaw has been the Chairman of the Board of Suncor since 2001.  He is also the Executive Chair of Shaw Communications Inc., the cable television company he founded in 1966.  Mr. Shaw is also a director of the Shaw Foundation.

(1)                                  “Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised, by the director as at March 8, 2004.  The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually.  Fractional Common Shares have been excluded from the numbers shown. The number of Common Shares held by Mr. George includes 164,972 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family.  Certain Common Shares held by Mr. Benson (400) are beneficially owned by his spouse.  Certain Common Shares held by Mr. Felesky (800) are beneficially owned by the Estate of Carol Pierce (his mother).  The number of Common Shares held by Mr. Shaw includes Common Shares over which he exercises control or direction, but which are beneficially owned jointly by Mr. Shaw and his spouse (13,900), Common Shares beneficially owned by his spouse (10,000), and Common Shares beneficially owned by his company (124,000).

(2)                                  Deferred Share Units (DSUs) are not voting securities but are included in this table for informational purposes. See “Compensation of Directors” for a description of DSUs.  The number of DSUs for each director is as at March 8, 2004, and fractional DSUs have been excluded from the numbers shown.  DSUs held by Mr. George were awarded under executive incentive plans and not under the directors’ DSU plan.

(3)                                  Directors’ options are not voting securities but have been included in this table for informational purposes.  Directors’ options comprise only options granted to non-employee directors, as described under the heading, “Compensation of Directors”.  Directors’ options do not include options granted to executives and former executives in their capacities as such under Suncor’s Executive Stock Plan and Sunshare Performance Stock Option Plan, respectively (together, the “Executive Plans”).  Options and Performance Share Units held by Mr. George under the Executive Plans are reported in the table on page 15.  Mr. O’Brien, a former executive of Suncor, holds 94,556 options granted to him under the Executive Plans while employed as an executive of Suncor.  All of Mr. O’Brien’s Executive Plan options expire on the earlier of their stated expiry date, or in July 2005, on the third anniversary of his retirement.

(4)                                  Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

BOARD OF DIRECTORS
MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board of Directors and Committee meetings held and attendance of Directors for the year ended December 31, 2003.

Number of Meetings

Board of Directors	6
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	5
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Mel Benson	6 of 6	11 of 11
Brian A. Canfield	6 of 6	10 of 10
Susan E. Crocker	3 of 3	4 of 4
Bryan P. Davies	6 of 6	13 of 13
Brian Felesky	5 of 6	13 of 13
John T. Ferguson	6 of 6	13 of 13
Richard L. George	6 of 6	N/A(1)
John R. Huff	6 of 6	10 of 10
Robert W. Korthals	6 of 6	14 of 14
M. Ann McCaig	6 of 6	9 of 9
Michael O’Brien	6 of 6	3 of 4
JR Shaw	6 of 6	9 of 10

Note:

(1)                                  As a member of management, Mr. George does not serve on any of the standing committees of the Board.

COMPENSATION OF DIRECTORS

Directors, other than Richard L. George, Suncor’s President and Chief Executive Officer, receive compensation from Suncor for services in their capacity as directors. The Board reviewed its compensation plan in July 2003, and approved certain changes to ensure continued competitive compensation levels for Board members, and to achieve better alignment with shareholder interests. This disclosure reflects the approved compensation components and levels that took effect July 15, 2003.

The Chairman of the Board is paid an annual retainer of $200,000 and all other directors are paid an annual retainer of $36,000, prorated in each case for the period served.  Directors also receive a fee of $1,500 per meeting for attendance at Board or Board committee meetings, $1,500 per meeting attended where long distance travel was required on the day prior to the meeting, and directors are reimbursed for long distance travel to attend such meetings. Members of Board committees receive an annual retainer of $4,000 per committee; committee chairs receive an annual retainer of $7,000.

Please see the following chart for a summary of the fees paid to directors in 2003.

Fees Paid to Directors in 2003
All Fees in Dollars ($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee(3)	Committee Attendance Fee(3)	Total Fees Paid(1)(2)

Mel Benson	32,745	3,688	—	12,000	15,000	63,433
Brian A.Canfield	32,745	1,844	5,919	13,500	15,000	69,008
Susan E. Crocker	25,245	3,688	—	9,000	7,500	45,433
Bryan P. Davies	32,745	3,688	—	15,000	19,500	70,933
Brian Felesky	32,745	3,688	—	12,000	19,500	67,933
John T. Ferguson	32,745	1,844	5,919	13,500	21,000	75,008
Richard L. George	—	—	—	—	—	—
John R. Huff	32,745	1,844	3,419	13,500	15,000	66,508
Robert W. Korthals	32,745	1,844	2,500	15,000	21,000	73,089
M. Ann McCaig	32,745	1,844	5,919	12,000	13,500	66,008
Michael O’Brien	32,745	1,844	—	13,500	4,500	52,589
JR Shaw	186,404	—	—	7,500	4,500	198,404

(1)                                  Eligible Board members also receive DSU’s under the Suncor Directors’ Deferred Share Unit Plan.

(2)                                  Amounts reflect aggregate value of compensation paid in DSUs or combination of DSUs and cash.

(3)                                  Includes fees received for travel days.

Directors who are not employees of Suncor (“Non-Employee Directors”) participate in a Directors’ Deferred Share Unit Plan (the “DSU Plan”), under which they receive one-half, or upon election, all of their cash compensation (excluding expense reimbursements) in the form of deferred share units (“DSUs”). The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Common Shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan.  On each dividend payment date for Common Shares, an additional number of DSUs is credited to the directors’ DSU accounts, equivalent to the number of Common Shares that could have been acquired on that date by notional dividend reinvestment.  DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director prior to December of the year following cessation of directorship.  The payment is calculated by multiplying the number of DSUs by the current market value of a Common Share.  In 2003 directors received a total of 26,336 DSUs.  The number of DSUs held individually by the directors is set out in the table under the heading “Election of Directors” above. Prior to the Board compensation changes on July 15, 2003 directors could elect to receive all of their compensation as cash. The change to require a minimum of 50% of their compensation delivered in DSUs is designed to promote an increased level of alignment with shareholder interests .

The Company’s Executive Stock Plan (“ESP”), described in more detail under the heading, “Report on Executive Compensation”, provides for the automatic grant of options to purchase Common Shares and awards of Limited Appreciation Rights (“LARs”) to Non-Employee Directors. In order to improve the alignment of directors’ compensation with the interests of shareholders, and to address the changing landscape for competitive compensation, the amount of option and LARs grants have been reduced by 50%. The remuneration value attributable to this reduction will be replaced with an equivalent grant of DSUs. The Board has determined that 2,150 DSUs should be granted to replace the reduced option and LAR grants. The number of DSUs granted will be assessed for appropriateness regularly in the normal course of directors’ compensation reviews.

Prior to July 15, 2003, each Non-Employee Director elected or appointed to the Board for the first time received an initial grant of 8,000 options.  Directors also received a grant of 8,000 options at the first Board of Directors meeting following each annual meeting of the Company’s shareholders. The new compensation plan provides for an initial grant of options to purchase 4,000 Common Shares and a grant of 2,150 DSUs. In addition, each Non-Employee Director receives an annual automatic grant of options to purchase 4,000 Common Shares and 2,150 DSUs, on the date of the first Board of Directors meeting following each annual meeting of the Company’s shareholders.

The Board of Directors has increased share ownership guidelines for Non-Employee Directors.  The guideline level of share ownership (including DSUs) is Suncor Common Shares with a market value of $200,000, to be held by each director within five years of being appointed or elected to the Board. As of December 31, 2003, all Non-Employee Directors were in compliance with the share ownership guidelines.

Options granted are granted at an exercise price equal to the market price of the Common Shares at the time of the grant and expire ten years from the date of grant.  Options granted to Non-Employee Directors prior to July 15, 2003 vested on the grant date, whereas those granted on or after July 15, 2003 vest over a three-year period.  All options granted to Non-Employee Directors have an equivalent number of LARS attached to them.  The terms of the LARs are described under the heading “Termination Contracts and Change of Control Arrangements”.

The ESP includes provisions that allow for the exercise of a Non-Employee Director’s options for a limited period of time after the date the option holder ceases to be a director of Suncor.  However, all LARs held by a Non-Employee Director immediately terminate upon cessation of such person’s directorship.

The ESP also provides for the payment of a fixed percentage of directors’ annual retainers in Common Shares.  The Board may activate these provisions.  As of March 8, 2004, these provisions had not been activated.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

During 2003, Mel Benson, Brian Canfield, Susan Crocker, John Huff, Ann McCaig and JR Shaw served as members of the Human Resources and Compensation Committee (the “HR&CC”).  Mr. Canfield served as Chairman. Mr. Benson and Ms. Crocker joined the committee in July 2003 and November 2003, respectively.  All members of the HR&CC are outside, unrelated (independent) directors.

Human Resources and Compensation Committee

During 2003, the HR&CC’s mandate was to:

•                  review and ensure that the overall goals and objectives of Suncor are supported by appropriate executive compensation philosophy and programs;

•                  annually evaluate the performance of the CEO against predetermined goals and criteria, and recommend to the Board the total compensation for the CEO in light of the performance evaluation of the CEO;

•                  annually review the CEO’s evaluation and recommendations for total compensation of the other executive roles;

•                  review the succession planning process and results of the process as it relates to the executive roles;

•                  review, on a summary basis, any significant compensation and benefit programs for all employees; and

•                  review the competitiveness and form of compensation for the Board of Directors.

Executive Compensation

The Company’s executive compensation program is comprised of three components: base salary, annual incentive and long term incentives.  Together, these components form a comprehensive strategy for achieving the following objectives:

•                  to attract and retain highly qualified management;

•                  to align executive compensation with shareholders’ interests;

•                  to motivate performance by linking incentive compensation to the achievement of business objectives and financial performance;  and

•                  to encourage retention of key leaders for the succession of Suncor management.

The total compensation mix is structured to place a significant portion of the executives’ compensation at risk, based on individual, business and corporate performance, as well as market practice.  Compensation practices are also consistent and competitive with the external market.

For Suncor’s executive officers, including the executives listed in the Summary Compensation Table (the “Named Executive Officers”), base salary is targeted at the 50th percentile, and the total compensation package (including annual and long term incentives) is targeted at the 65th percentile of remuneration paid by a comparative group of autonomous Canadian companies (the “Comparator Group”) to executives in comparable positions.  The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity.  Independent compensation consultants provide the survey data on which these guidelines are based and applied.

Executive Compensation Components

Base Salary.  Salary is recognition for discharging job responsibilities and reflects the executive’s performance.  Individual salary adjustments take into account performance contributions for the year and reflect sustained performance contributions over a number of years.

Annual Incentive Plan.  The Company’s Management Incentive Plan (“MIP”) provides executive officers and other senior management of the Company with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business and individual performance objectives.  Awards for corporate executives are based on Suncor’s overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and their respective business unit.

Long Term Incentives.  Suncor’s Named Executive Officers participate in three long-term incentive programs:  (i) the Executive Stock Plan (“ESP”) (ii) the Performance Share Unit Plan (“PSU Plan”), and (iii) the SunShare Performance Stock Option Plan (“SunShare Plan”). Issued and outstanding options and options available for grant under the ESP and the SunShare Plan represent a Common Share dilution rate of 6.0%.

(i)                                     Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives and senior managers in relation to increases in Common Share price. The plan, as well as the associated shares reserved thereunder, have been approved by the Corporation’s shareholders. The plan promotes an ownership perspective among employees, encourages the retention of key employees and provides an incentive to enhance shareholder value by furthering the growth and profitability of Suncor.  ESP awards vary according to the position and salary level of the plan participant.

The plan provides for the grant of options for Common Shares, as well as limited appreciation rights (“LARs”) and stock appreciation rights (“SARs”), either with options or standing alone.  The ESP also provides for awards of Common Shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP. See “Termination Contracts and Change of Control” for further information regarding LARs.  To date, the Board of Directors has followed a practice of awarding only options for Common Shares and LARs under the ESP.

In order to improve the alignment of executive compensation with the interests of shareholders, and to address the changing landscape for competitive compensation, the annual option and LARs grants for employees have been reduced by 50%.  The remuneration value attributable to this reduction has been replaced by an equivalent grant of Performance Share Units (“PSUs”).

A maximum of 27,600,000 Common Shares, 1,600,000 of which are specifically reserved for Directors (See “Compensation of Directors”), have been authorized for issuance under the ESP since its inception. As of March 8, 2004, 3,215,507 Common Shares remain available for future option grants and other ESP awards.  Awards under the ESP are administered by the HR&CC.  The HR&CC considers the amount of Common Shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the ESP.

Effective January 24, 2003, Suncor’s executive officers were granted options with an exercise price based on the market value of the Common Shares on that date. For details of these grants to the Named Executive Officers, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

(ii)                                   Performance Share Unit Plan

In order to improve the alignment of incentive compensation for executives with the interests of shareholders, and to address the changing landscape for performance based executive compensation, the Board approved a PSU Plan to replace reduced grants under the ESP effective January 1, 2004.

PSUs vest (between 0% and 150% of the number granted) contingent upon Suncor’s performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the Board of Directors. The criteria for peer group selection are mid-sized (approximately $5 billion to $30 billion market capitalization) oil and gas production companies in Canada and the United States, as well as all Canadian integrated oil and gas companies. Performance will be measured by reference to Total Shareholder Return (“TSR”) as follows:

Percentage of PSUs vesting at end of 3 year Performance Period	Total Shareholder Return compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the Peer Group

50%	Suncor TSR greater than or equal to the 25th percentile of the Peer Company TSRs, and less than the 50th percentile of the Peer Company TSRs.

100%	Suncor TSR greater than or equal to the 50th percentile of the Peer Company TSRs, and less than the 75th percentile of the Peer Company TSRs.

150%	Suncor TSR greater than or equal to the 75th percentile of the Peer Company TSRs.

At the end of the three-year performance period relative TSR will be measured, vested units determined and the value paid out to participants in cash.  The final value will be based on the number of vested PSUs multiplied by the Common Share price as determined under the PSU

Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon vesting, executives must use the cash payout, or other cash resources, to purchase Suncor Common Shares on the open market in order to satisfy any unmet share ownership guidelines.

PSUs replace the remuneration value of reduced grants under the ESP as a means of providing better alignment between the executive incentive plans and shareholder interests.  Furthermore, it is intended to address general concerns regarding the use of stock options as a primary vehicle for long-term incentive compensation for executives. Suncor will continue to monitor general market conditions and adapt its executive compensation policies and practices to ensure its programs remain competitive and appropriately aligned with shareholder interests.

On January 29, 2004, the Board of Directors granted options and PSUs, and awarded LARs under the terms of the ESP and the PSU Plan to the Named Executive Officers, and to certain other eligible employees.  The exercise price of the options is $34.58 per share, based on the market price of Common Shares on that date.  Executive officers, including the Named Executive Officers, were awarded a number of LAR’s equal to the number of options granted.  The table below outlines the awards made to the Named Executive Officers on January 29, 2004.

Name	# of Options/LARs Granted	# of Performance Share Units Granted
R.L. George	90,000	46,800
J.K. Alley	16,000	8,320
M. Ashar	25,000	13,000
D. Byler	21,500	11,180
T. Ryley	21,500	11,180
S. Williams	25,000	13,000

(iii)                               SunShare Performance Stock Option Plan

The SunShare Plan is a performance-based stock option plan approved by the Company’s shareholders and implemented in 2002.  The SunShare Plan is designed as the cornerstone of the Company’s long-term incentive strategy for eligible employees, including executives, and is aimed at promoting a long-term perspective in decision making and strategy implementation.  SunShare is intended to foster corporate integration and teamwork across the Company and attract and retain key capabilities required to deliver the Company’s 2002-2008 business strategies.

Under the SunShare Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted options to purchase Common Shares (the “SunShare Options”) in accordance with award guidelines approved by HR&CC. The SunShare Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP.  SunShare Options do not vest until January 1, 2012, approximately four months prior to their expiry, subject to earlier vesting if certain performance criteria are met.  The performance criteria include achievement of company-wide targets for return on capital employed (“ROCE”) with maximum vesting at 15% average annual ROCE over the 2003-2008 period, and achievement of Common Share price targets requiring a doubling of share price from the $27.65 grant price by April 2008 for maximum vesting.  The criteria also permit interim and partial vesting based on achievement of the ROCE target for the 2003-2004 period, and share price milestones after 2003 concurrently with achievement of total shareholder return (“TSR”) superior to the TSR of the S&P 500 index during the comparable period.

Under the terms of the SunShare Plan, the exercise price of each SunShare Option cannot be less than the fair market value of a Common Share at the time of grant.  No SunShare Option is exercisable later than April 29, 2012, which is ten years after the effective date of the SunShare Plan.

A maximum of 12,000,000 Common Shares have been authorized for issuance under the SunShare Plan.  Of these, as at March 8, 2004, 1,703,491 Common Shares remain available for future SunShare Option grants.

For details of any grants of SunShare Options to the Named Executive Officers in the most recently completed financial year, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

Executive Share Ownership Guidelines

Suncor’s executive share ownership guidelines are for Common Share holdings with an aggregate value of four times base salary for the CEO, two times base salary for senior executives, and one times base salary for other vice presidents.  The guideline becomes applicable on the later of April 1, 2002, and five years after appointment to a position subject to the guidelines.  Common Shares and Deferred Share Units count toward fulfillment of the guidelines.  As of December 31, 2003, each executive was in compliance with the share ownership guidelines.

Compensation of the President and Chief Executive Officer

Mr. George’s compensation is determined by the HR&CC and is based on a number of corporate and personal performance goals.

The annual CEO performance review is led by the Chairman of the Board, and includes formal written evaluations by each independent Board member. The Board of Directors then votes on the committee’s compensation recommendations.

Mr. George’s cash compensation is comprised of base salary and an annual incentive.  The annual incentive is determined primarily by the financial and operational performance of the Company, and it is weighted 20% on the financial results of the Company (earnings after tax and cash flow from operations) and 80% on the combined result of business unit achievement (safety, production, cost, profitability and performance).

Upon determination of a target incentive amount based on the factors above, a final incentive recommendation is determined by the HR&CC committee based on the evaluation of Mr. George’s performance against his personal goals and strategic responsibilities, as determined by all independent Directors. The Board determined that Mr. George’s performance in 2003 was exceptional. In addition to a base salary of $885,846 Mr. George received an annual incentive of $1,300,000 for 2003 to recognize his effective leadership and Suncor’s strong financial results.

The results of Mr. George’s efforts were reflected in the Company’s 2003 financial performance:

•                  Record earnings of $1.084 billion after tax

•                  Record cash flow from operations of $2.081 billion

•                  Overall ROCE of 18.3% (excluding major projects in progress)

•                  Managed debt to cash flow ratio (1.0 times)

Suncor’s Common Shares closed at $32.50 at the end of 2003, an increase of 32 per cent during 2003. Suncor shares outperformed both the S&P/TSX Composite Index and the S&P 500 over the year, and continued the strong returns that Suncor has provided shareholders over the last ten years.

The chart below summarizes Mr. George’s goals for 2003 and his performance against those goals:

Goal	Result

•             Improve Oil Sands performance by:

•             Producing an average of 215,000 barrels per day

•             Reducing cash operating costs to $10 per barrel in 2003, at an assumed natural gas cost of US$3.60 per mcf.

•             Improving operational reliability through a maintenance shutdown of one of two upgraders

•             Oil Sands production averaged 216,600 barrels per day.

•             With an $11.50 per barrel average cost for 2003, Suncor fell short of cash operating cost goals. However natural gas prices were 50% higher than assumed.

•             Oil Sands operational reliability was improved through completing a planned maintenance shutdown within the scheduled 30 days.

• Increase natural gas production volumes to 185 to 190 million cubic feet per day	• Natural gas production averaged 187 million cubic feet per day. This reduced the risk from natural gas price volatility as the Company produced volumes that exceeded internal purchase requirements.

• Control costs through a strong operational focus, economies of scale and improved management of engineering, procurement and construction on major projects	• All growth projects, including phase one and two of Firebag and the millennium vacuum unit project at Oil Sands, are proceeding as planned.

• Begin steam injection at the Firebag In-situ Oil Sands project

•             Firebag construction was completed on budget and schedule. Following the onset of steam injection, first bitumen was produced from the facility late in 2003. Production from Firebag is expected to increase during 2004.

• Drive efforts to find downstream assets and opportunities at the right cost to support Suncor’s vision of the future

•             Suncor completed an acquisition and integration of ConocoPhillips’ Denver refinery, associated pipelines and 43 retail stations.

•             Suncor signed a bitumen processing and sour product sales agreement with Petro-Canada.

• Drive improved safety across Suncor

•             Continued implementing the Journey to Zero initiative through 2003 and featured the first ever President’s Operational Excellence Awards to Suncor employees and contractors who demonstrated exceptional safety performance. Improved overall safety performance was overshadowed by the death of an employee at the Sarnia refinery.

• Begin producing low-sulphur gasoline ahead of regulated deadlines	• Completed construction of a gasoline desulphurization unit at the Sarnia refinery, placing Suncor in compliance with federal sulphur-in-gas regulations ahead of legislative deadline.

• Continue to pursue energy efficiencies, greenhouse gas offsets and new renewable energy projects

•             Began construction on a $48 million, 30-megawatt wind project near Magrath, Alberta. Suncor introduced an improved GHG management system, and developed plans to construct a $120 million ethanol production facility in Sarnia, Ontario.

• Continue to enable the organization to deliver to Suncor’s vision and strategies, and take steps to develop and improve executive succession and management development plans within Suncor

•             Launched a project to continue the integration and optimization of Suncor’s business processes to meet the needs of a growing and changing company.

•             Continued to focus on the development of people and to enhance the leadership capacity of the organization through reassignment of several leaders.

The Board positively recognized Mr. George’s strong leadership, both within Suncor and in the wider community, including his work as Chairman of the Canadian Council of Chief Executives.  Recognition was also given for his strong leadership on responding to environmental and social issues. Suncor was included on the Dow Jones Sustainability Index for the fifth consecutive year. The stock index tracks the performance of leading sustainability companies.

The Board reduced Mr. George’s incentive compensation in 2003 to reflect the CEO’s overall responsibility for health and safety performance.

This report is furnished by the members of the Human Resources and Compensation Committee:

B.A. Canfield, Chairman

M.E. Benson

S.E. Crocker

J.R. Huff

M.A. McCaig

JR Shaw

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned by the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers.

Summary Compensation Table

					Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Under Options/SARs Granted (7)	Restricted Share Units(3)	LTIP Payouts(4)	All Other Compensation(5)(6)
		($)	($)	($)	(#)	($)	($)	($)

R.L. GEORGE	2003	885,846	1,300,000	107,669	180,000	—	—	66,232
President and Chief	2002	809,615	850,000	25,541	460,000	5,740,000	5,184,000	49,399
Executive Officer	2001	749,846	720,000	—	210,000	—	—	54,270

J.K. ALLEY	2003	237,376	180,000	9,507	67,833	—	—	14,166
Senior Vice President	2002	203,655	80,000	5,108	57,000	1,148,000	1,036,800	12,194
and Chief Financial	2001	186,729	71,000	—	20,630	—	—	11,263
Officer

M.M. ASHAR(9)	2003	452,137	400,000	23,767	67,000	—	—	17,796
President Suncor	2002	405,308	300,000	12,710	190,000	2,870,000	2,592,000	28,914
Energy (U.S.A.) Inc.	2001	374,231	200,000	—	83,000	—	—	26,736

D.W. BYLER	2003	362,346	350,000	29,614	50,000	—	—	28,084
Executive Vice	2002	344,808	205,000	15,912	170,000	3,576,020	1,384,128	26,664
President, Natural Gas	2001	313,231	227,000	—	58,000	—	—	23,887
and Renewable Energy

T.L. RYLEY	2003	362,346	315,000	21,085	50,000	—	—	23,276
President, Suncor	2002	344,808	205,000	14,157	167,000	1,701,508	1,536,693	21,943
Energy Products Inc.	2001	313,231	190,000	13,599	58,000	—	—	19,874

S.W. WILLIAMS(8)	2003	372,346	350,000	59,380	80,000	—	—	14,784
Executive Vice	2002	231,539	231,000	115,638	160,000	—	—	993
President, Oil Sands

(1)                                  Bonus awards are paid in cash in the year following the year in which they are earned.  Amounts paid under the Management Incentive Plan in 2004 in respect of services in 2003 are included.

(2)                                  Amounts reported as Other Annual Compensation include resettlement amounts provided to Named Executive Officers relocated at Suncor’s request, imputed interest on mortgage loans, reimbursement of taxes on these amounts, notional dividend reinvestment in respect of Deferred Share Units (“DSU Dividend Reinvestment”) granted pursuant to the Special Performance Incentive Plan (“SPIP”), perquisites, other taxable benefits and other annual compensation.  Mr. George’s other annual compensation for 2003 includes $47,535 for DSU Dividend Reinvestment and $17,322 for a leased automobile.  Mortgage loans reflected on the above table were all entered into prior to the effective date of the Sarbanes Oxley Act of 2002, and all such loans were repaid in full prior to the date hereof.

(3)                                  Payouts in the form of DSUs under the SPIP reflect the successful completion of the five-year plan that began April 1, 1997 and concluded April 1, 2002 (the “Payout Date”).

(4)                                  Cash payouts made under the SPIP.

(5)                                  Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer.  Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis.  Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% percent of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(6)                                  Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits.  These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation.  Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(7)                                  Long-Term Compensation Awards during 2002 and 2003 include options granted under the Executive Stock Plan, as well as options granted under the SunShare Plan.

(8)                                  Mr. Williams joined Suncor’s executive team on May 1, 2002.  Accordingly, Mr. Williams’ reported salary for 2002 is for eight months of employment.

(9)                                  Mr. Ashar’s remuneration is paid in US dollars as he has relocated to Denver, Colorado as President of Suncor Energy (U.S.A.) Inc. For reporting purposes, all amounts in this table have been converted to Canadian dollars at prevailing exchange rates.

Options

For details of the 2003 grants of options to the Named Executive Officers and the fiscal year-end option values, see the following tables.  Details of options granted to Named Executive Officers subsequent to December 31, 2003 are included in the “Report On Executive Compensation”.  The Company’s Executive Stock Plan also provides for the issuance of SARs.  However, no SARs were issued during the 2003 fiscal year or were outstanding as of December 31, 2003.

Option/SAR Grants During the Most Recently Completed Fiscal Year(1)

Name	Securities Under Options/SARs Granted(1)(5)		% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Market Value of Securities Underlying Options/SARs on Date of Grant	Expiration Date
	(#)		(%)	($ /Security)	($ /Security)

R.L. GEORGE	180,000	(2)	5.83%	26.14	26.14	January 24, 2013

J.K. ALLEY	17,000	(2)	0.55%	26.14	26.14	January 24, 2013
	50,833	(4)	1.65%	27.65	25.79	April 29, 2012

M.M. ASHAR	67,000	(2)	2.17%	26.14	26.14	January 24, 2013

D.W. BYLER	50,000	(2)	1.62%	26.14	26.14	January 24, 2013

T.L. RYLEY	50,000	(2)	1.62%	26.14	26.14	January 24, 2013

S.W. WILLIAMS	50,000	(2)	1.62%	26.14	26.14	January 24, 2013
	30,000	(3)	0.97%	25.57	25.57	August 5, 2013

(1)                                  LARs have been granted to certain executives of Suncor, including all Named Executive Officers.  LARs are attached to each stock option held by the recipient and become exercisable only in the event of a change of control transaction.  See “Termination Contracts and Change of Control Arrangements” for further information regarding the LARs.

(2)                                  These options were granted under the Executive Stock Plan on January 24, 2003.  The first 1/3 of the award is exercisable on and after January 1, 2004, the second 1/3 on and after January 1, 2005, and the final 1/3 on and after January 1, 2006.

(3)                                  Mr. Williams’ was awarded a supplementary ESP option grant on August 5, 2003, to recognize his appointment as Executive Vice President, Oil Sands. The first 1/3 of this grant is exercisable on and after August 5, 2004, the second 1/3 on and after August 5, 2005, and the final 1/3 on and after August 5, 2006.

(4)                                  Mr. Alley was awarded a supplementary grant of 50,833 SunShare options to recognize his appointment as Chief Financial Officer, subject to all terms and conditions of the SunShare Performance Option Plan.

(5)                                  In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and
Fiscal Year-End Option/SAR Values

			Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-The- Money Options/SARs at Fiscal Year-End(2)
Name	Securities Acquired on Exercise(1)	Aggregate Value Realized	(#)		($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)

R.L. GEORGE	91,328	2,073,255	925,600	650,000	18,159,972	4,584,700

J.K. ALLEY	13,080	268,794	113,233	126,042	2,287,959	749,268

M.M. ASHAR	139,112	2,984,589	295,868	261,332	5,362,193	1,824,421

D.W. BYLER	38,400	724,224	220,534	222,666	4,110,151	1,476,625

T.L. RYLEY	20,000	392,000	173,138	220,666	3,172,739	1,981,485

S.W. WILLIAMS	0	0	13,334	226,666	67,203	1,242,297

(1)                                  The figures shown represent Common Shares.

(2)                                  The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2003.  The closing price for the Common Shares on The Toronto Stock Exchange on December 31, 2003 was $32.50.  Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers.  Retirement income is based on a combination of a defined benefit pension payment, including an employee paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan (“SERP”).  The terms of the SERP, as amended effective February 25, 2004, provide that any new participant in SERP must be approved by the HR&CC, which committee is made up entirely of independent members of the Board of Directors.

The SERP is a non-registered, non-funded supplemental retirement arrangement with the following features:

•                  Executive retirement income is based on 5% of the executive’s remuneration times the number of years of either credited service within Suncor or executive pensionable service (depending on the year in which the executive joined the SERP)(“SERP Credited Service”) to a maximum of 10 years.

•                  Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service(1)

•                  SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

•                  Executive retirement income increases by an additional 1.5% of executive remuneration for each year of SERP credited service earned after the later of:  July 1, 1997; the date the executive completes 25 years of credited service; the effective date of the executive’s eligibility under the SERP; and the date on which the executive has earned a retirement benefit under SERP of at least 50% of remuneration.

•                  Five years of executive employment, including where applicable the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest.  Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•                  SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

•                  The normal form of payment on retirement, and the basis on which benefits in the following table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•                  A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP.

(1)                                  For 2001 and prior years, the bonus portion is based on the average of the executive’s last three bonuses.  During a three-year transition period, the bonus portion of the SERP calculation is the greater of the three year average bonus calculated under the post-2001 provisions, and the three year average bonus using a combination of actual and target bonuses.  Effective January 1, 2002, the bonus portion is based on the executive’s target bonus.

The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

Pension Plan and SERP Table

EXECUTIVE REMUNERATION	YEARS OF SERVICE
	2(1)	5	10-25
($)	$	$	$

200,000	20,000	50,000	100,000
250,000	25,000	62,500	125,000
300,000	30,000	75,000	150,000
350,000	35,000	87,500	175,000
400,000	40,000	100,000	200,000
500,000	50,000	125,000	250,000
600,000	60,000	150,000	300,000
700,000	70,000	175,000	350,000
800,000	80,000	200,000	400,000
900,000	90,000	225,000	450,000
1,000,000	100,000	250,000	500,000
1,200,000	120,000	300,000	600,000
1,300,000	130,000	325,000	650,000
1,400,000	140,000	350,000	700,000
1,500,000	150,000	375,000	750,000
1,600,000	160,000	400,000	800,000
1,700,000	170,000	425,000	850,000
1,800,000	180,000	450,000	900,000

Note:

(1)           See page 19 for a description of five year vesting provisions.

As of March 8, 2004 remuneration covered by the retirement arrangement, annual pension and the years of SERP Credited Service (rounded to the nearest whole year) for the Named Executive Officers are as follows:

Name	Executive Remuneration	Annual Pension	SERP Credited Service
	($)	($)	(Years)

R.L. GEORGE	1,466,213	733,017	23
J.K. ALLEY	288,174	144,087	19
M.M. ASHAR	602,501	301,251	16
D.W. BYLER	539,113	269,557	24
T.L. RYLEY	526,780	263,390	20
S. WILLIAMS	546,786	Not vested	2

Government of Canada payments received (Old Age Security & Canada Pension Plan) are in addition to the payments shown in the table.

Termination Contracts and Change of Control Arrangements

Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following:  termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment.  The arrangement provides for a payment of 2.5 times annual remuneration.  The arrangement also provides for cash payments in respect of certain non-vested options, if any, that are cancelled under the ESP as a consequence of termination of their employment.  In the case of ESP options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination.  Executives under these agreements receive credited service under the SERP for the period of notice of termination or payment in lieu of such notice.  No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or become payable in or in respect of 2003.

Under Suncor’s ESP and the SunShare Plan, the Company may issue LARs. Certain management and executive employees of the Company, including the Named Executive Officers, hold LARs.  LARs provide the holders thereof with an opportunity to realize the value, if any, of their options under the ESP and the SunShare Plan, upon occurrence of a change of control transaction affecting Suncor.  In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.  LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option.  The cash payment is equal to the amount, if any, by which (a) the greater of (i) the highest price per Common Share paid by a person acquiring Common Shares in the change of control transaction and (ii) the highest daily trading price of the Common Shares on The Toronto Stock Exchange during the 60 day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the Common Shares on any particular day) exceeds (b) the exercise price of the option to which the LAR is related. LARs are generally issued annually at the discretion of the Company, have an 18 month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits.  However, the Board of Directors has the discretion to permit the exercise of such LARs in the manner and on such terms as it may authorize.

The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2003 (which is equivalent to the number of options granted in 2003) and the total number of LARs which remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2003.

Name	Number of LARs Granted on January 24, 2003	Number of LARs Granted on August 1, 2003		Number of LARs Granted on August 5, 2003		Number of LARs Outstanding on December 31, 2003

R. L. GEORGE	180,000	0		0		1,575,600
J.K. ALLEY	17,000	50,833	(1)	0		239,275
M.M. ASHAR	67,000	0		0		557,200
S.W. WILLIAMS	50,000	0		30,000	(2)	240,000
D.W. BYLER	50,000	0		0		443,200
T.L. RYLEY	50,000	0		0		393,804

(1)                                  Mr. Alley’s LARs granted on August 1, 2003 were granted in connection with his appointment as Chief Financial Officer.

(2)                                  Mr. Williams’ LARs granted August 5, 2003 were granted in connection with his appointment as Executive Vice-President Oil Sands

As disclosed above in the notes to the tables entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year” and “Pension Plan and SERP Table”, options granted under the ESP but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive’s responsibilities.  In addition, Suncor has entered into certain trust arrangements to secure its obligations under the SERP, under the termination contracts described above, and under the SPIP and the SunShare Plan, upon a pending change in control of Suncor.

Options granted under the SunShare Plan and the ESP, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.  In addition PSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2003, and their respective associates were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities, or otherwise.

PERFORMANCE GRAPH

The following graph shows, as of December 31 in each of 1998, 1999, 2000, 2001, 2002 and 2003, the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 1998 in each of Suncor Energy Inc. Common Shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

	December 31, 1998(1)	December 31, 1999(1)	December 31, 2000(1)	December 31, 2001(1)	December 31, 2002(1)	December 31, 2003(1)

Suncor Energy Inc.	100	133	170	234	222	295

S&P/TSX Composite (TRIV) Index	100	132	142	124	108	137

S&P/TSX Composite Energy (TRIV) Index	100	127	188	201	229	286

(1)                                  The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

DIRECTORS’ AND OFFICERS’ INSURANCE

Under policies purchased by Suncor, insurance of a maximum amount of approximately US$100 million is in effect for the directors and officers of Suncor against liability for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty in the discharge of their duties, individually or collectively.  Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$5 million in circumstances where Suncor indemnifies individual directors and officers.  If Suncor is unable by law to indemnify individual directors and officers, there is no deductible.  In

2003 Suncor paid premiums of approximately US$680,000 for directors and officers insurance.  No premiums were paid by any individual director or officer.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews them in light of changing practices, expectations and legal requirements. Information on Suncor’s corporate governance practices is set out in Appendix A to this Circular, which summarizes the corporate governance guidelines (the “TSX Guidelines”) of the Toronto Stock Exchange, and Suncor’s alignment with them.  Schedule A should be read in conjunction with the following general description of Suncor’s current system of corporate governance.

The cornerstone of Suncor’s governance system is its Board of Directors, whose fundamental duty is to supervise the management of Suncor’s business and affairs. The Board has written terms of reference (the “charter” of the Board of Directors), that includes a mandate outlining its major goals and duties.  The Board of Directors has adopted a management control process policy which delegates to management the responsibility and authority to direct Suncor’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans.  Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board’s terms of reference outlines the Board’s major goals and duties. These range from specific matters, such as the declaration of dividends, that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. It reviews with management the Company’s mission, objectives and goals, and the strategies whereby it proposes to achieve them.   It also monitors the Company’s progress in these areas.  It provides both leadership and policy direction to management, to ensure high standards of legal and ethical conduct are developed and maintained, and to incorporate sustainability concepts into its strategic visions and implementation plans.  The Board ensures the continuity of executive management by assuming responsibility for the appointment of a chief executive officer and overseeing succession planning for that key role.  It also monitors and evaluates the performance of the CEO and other senior officers against established objectives and criteria that support the Company’s strategic plans.  The Board plays a key role in the oversight of the Company’s financial matters, including capital structure management, financial results reporting, and oversight of risk management, monitoring and mitigation systems and procedures.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate (charter). Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.  The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

In accordance with its terms of reference, the Board is currently comprised of a majority (ten of twelve members) of independent (unrelated) directors.  Four of five members of the Environment, Health & Safety Committee are independent directors.  The Audit Committee, the Human Resources and Compensation Committee (“HR&CC”) and the Board Policy, Strategy Review and Governance (“Board Policy”) Committee are comprised entirely of independent (unrelated) directors. Members of the Audit Committee are required to be financially literate, in accordance with criteria established by the Board reflecting stock exchange and legal requirements.  In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert”.  The Board has determined Mr. Ferguson, the Chair of the Audit Committee, and an independent (unrelated) director, to be such an expert (See Appendix A for a description of the Board’s independence criteria and determinations).

The following is a brief summary of the key functions, roles and responsibilities of Suncor’s Board committees.

Policy, Strategy Review and Governance Committee.  The Board Policy Committee assists the Board in two areas: corporate governance and corporate strategy.  In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles.  The Board Policy Committee also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct.

The committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the Board or a particular Board committee.  Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance.  The resulting data is analyzed and presented to the Board Policy Committee, who then report to the full Board of Directors, with any recommendations for enhancing or strengthening effectiveness.  The Chairman of the Board Policy Committee reviews data relating to individual performance and conducts one-on-one meetings with each director focused on individual effectiveness.

In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range and strategic planning and budgeting.

Audit Committee.  The Audit Committee assists the Board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, and certain other key financial matters. The committee is also mandated to provide an open avenue of communication between management, the internal and external auditors, and the Board of Directors.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of the Company’s financial reporting, management information and internal control systems.  The Audit Committee exercises general oversight over the internal audit function, by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors.  The appointment or termination of Suncor’s chief officer in charge of internal audit is reviewed and approved by the Audit Committee.  This officer has a direct reporting relationship with the committee and meets with them, in the absence of other members of management, at least quarterly.  The committee also monitors compliance with Suncor’s business conduct code, by conducting an annual review of the code and the related annual compliance program, and monitoring the status and resolution of any complaints relating to code violations.  The business conduct code applies to all employees and officers, including its chief executive officer and chief financial officer.

The Audit Committee plays a key role in relation to Suncor’s external auditors.  It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters.  The Audit Committee also plays a key role in financial reporting, by reviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States).  The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves.  This role includes review Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators (the “Evaluator”).  The Committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment.  Suncor’s annual reserves data and report of the Evaluator is annually reviewed by the committee prior to approval by the full Board of Directors.

The committee reviews the key policies and practices of the Company with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters.  It also reviews the assets, financial performance, funding and investment strategy of the Company’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports.

Environment, Health and Safety Committee.  The Environment, Health and Safety Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S).  This includes the effectiveness with which management establishes and maintains appropriate EH&S policies.  This committee also monitors management’s performance and emerging trends and issues in these areas.  In fulfilling its role, the Committee monitors the adequacy of the Company’s system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits.  Suncor’s periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor’s EH&S progress, plans and performance objectives, is also reviewed by the Committee..

Human Resources & Compensation Committee.  For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see “Report on Executive Compensation”, commencing on page 8 of this Circular.

Availability of Additional Information. The following materials referred to above, are available on Suncor’s website at www.suncor.com:

•                  the complete text of the terms of reference of Suncor’s Board and the mandates of the Board Committees

•                  Suncor’s most recent sustainability report

•                  Suncor’s Standards of Business Conduct Code

Our Governance Commitment.  The current environment of change in corporate governance practices is expected to continue in 2004.  Suncor’s Board of Directors is committed to regular reviews of Suncor’s governance against changing legal and regulatory requirements and emerging best practices, and continually enhancing its system of corporate governance.

SPECIAL BUSINESS OF THE MEETING - SHAREHOLDER PROPOSAL

The Company has received a shareholder proposal (the “Proposal”).  Details of the Proposal, including the text of the resolution proposed by the Carpenters’ Fund and the statement of the Carpenters’ Fund in support of the Proposal, and the response and recommendation of Suncor’s Board of Directors to vote against the Proposal, are in Appendix B to this Circular.

APPOINTMENT OF AUDITORS

The persons named in the accompanying form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of Suncor, to hold office until the close of the next annual meeting.  PricewaterhouseCoopers LLP have been auditors of Suncor for more than five years.

Fees payable to Pricewaterhouse Coopers LLP in 2003 and 2002 are detailed below.

	2002	2003
Audit Fees	1,347,700	918,014
Audit Related Fees	448,291	135,500
Tax Fees	149,097	34,678
All Other Fees	1,338,238	16,070

Total	3,283,326	1,104,262

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, audits of employee pension plans, attest services not required by statute or regulation, data center reviews, internal control reviews, audits of subsidiaries incremental to the audit of the consolidated financial statements, general assistance with implementation of the Sarbanes-Oxley legislation, translation of annual reports into the French language, due diligence services related to the acquisition of the ConocoPhillips’ Denver refinery, associated pipelines and 43 retail stations, system conversion reviews as a part of the annual audit and research in connection with certain accounting issues.

Tax Fees

Tax fees were paid for international tax planning and advice, international tax compliance, assistance with tax audits and expatriate tax assistance and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for services consisting of, subscriptions to auditor provided and supported tools, services related to Suncor’s sustainability reports, risk management advisory services and assistance with the divestiture of a portion of Suncor’s retail business.

GENERAL

The information contained herein is given as of March 8, 2004, except as otherwise indicated. A copy of the documents set out below may be obtained on our website at www.suncor.com, or, without charge, by any person upon request from the Company at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.                                       Suncor’s current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto together with any subsequent interim financial statements; and

2.                                       This Circular.

In addition, persons resident in the United States may obtain a copy of Suncor’s current Form 40-F and persons resident elsewhere may obtain a copy of Suncor’s current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to the Company at the address noted above.

Information contained in or otherwise accessible through our website does not form a part of this circular.  All such references are inactive textual references only.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Directors of Suncor.

March 8, 2004

“JANICE B. ODEGAARD”

Janice B. Odegaard
Vice President, Associate General Counsel and Corporate Secretary

APPENDIX A

The following chart compares Suncor’s corporate governance practices with the TSX corporate governance guidelines (TSX Guidelines).

In November 2003, the NYSE published final listing requirements incorporating its new corporate governance standards (the NYSE Requirements).  While these requirements are generally not applicable to non-U.S. companies, Suncor has undertaken a review of its practices against the NYSE Requirements.  Based on that review, as of March 8, 2004, Suncor’s corporate governance practices do not differ from the NYSE Requirements in any significant respect.

Corporate Governance Guideline		Suncor Alignment	Commentary

1.	The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically for:	Yes

The Board of Directors (“Board”) has adopted terms of reference, which includes guidelines for the Board and its committees, as well as a formal mandate setting out the Board’s major goals, responsibilities and duties.  The overarching duty of the Board is to oversee development of the overall strategic direction and policy framework for the Company.

a.	Adoption of a strategic planning process	Yes

One of the Board’s major duties is to review with management the Company’s mission, objectives and goals, and the strategies whereby it proposes to achieve them.  The Board is responsible for ensuring the Company has an effective strategic planning process, and for annually approving the strategies reflected in the Company’s long range plan, which takes into account, among other things, the opportunities and risks of the Company’s business.

The Board Policy, Strategy Review and Governance (“Board Policy”) Committee assists the Board of Directors and management by, among other things, reviewing and assessing the effectiveness of processes relating to long range planning and budgeting.

A Board meeting principally devoted to strategic planning is held annually.

b.	Identification of principal risks, and implementing risk management systems	Yes

One of the major responsibilities of the Board is to identify the principal risks of the Company’s business and ensure there are systems in place to effectively monitor and manage them. The Board discharges these responsibilities by, among other things, its participation in the long range and strategic planning processes, which involves consideration of the principal risks inherent in Suncor’s businesses.  Specific risks and risk management are also addressed by committees of the Board.  For example, the Board Policy Committee’s mandate includes providing advice with respect to the early stages of key strategic initiatives and projects and assessing the planning and budgeting processes, all of which involve consideration of risks and related management systems.  The Environment, Health and Safety Committee plays a role in reviewing environmental, health and safety issues and reporting to the Board of Directors on these matters.  The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives.

1

Corporate Governance Guideline		Suncor Alignment	Commentary

c.	Succession planning and monitoring senior management	Yes

The Board is responsible for monitoring and reviewing the performance of the Chief Executive Officer (“CEO”) and other senior officers and for ensuring adequate succession for their positions.  The Human Resources and Compensation Committee (“HR&CC”) is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and that they are operating effectively.  The committee conducts an annual review of the performance of the CEO against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO.  Senior management performance evaluations are undertaken annually, under the aegis of the CEO, and the results are reviewed by the committee.  The committee also reviews and reports to the Board of Directors on the succession plan for senior management positions, including the position of the CEO.  In addition, succession planning is included in the job descriptions for senior management.

d.	Communications policy	Yes

The Board of Directors is specifically mandated to ensure systems are in place for communications with Suncor’s shareholders and other stakeholders.  Through Company policies, procedures and processes, Suncor seeks to interpret its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, environmental reports, webcasts, an external website,  briefing sessions and group meetings.  The Company encourages and seeks stakeholder feedback through corporate communications and investor relations programs. The Board, either directly or through the activities of the Audit Committee, reviews and approves all quarterly and annual financial statements and related management’s discussion and analysis, management proxy circulars and annual information forms, among others.

The Company has a communication policy that addresses the Company’s interaction with shareholders, investment analysts, other stakeholders and the public.  The policy includes measures to avoid selective disclosure of material information. Suncor’s business conduct code addresses the Company’s obligations for continuous and timely disclosure of material information.  These policies are reviewed at least annually by the Company.  The Audit Committee reviews and approves the Company’s communication policy, and oversees an annual review of compliance with the Company’s business conduct code.

e.	Integrity of internal control and management information systems	Yes

The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems.  The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems.  This includes a review of the evaluation of these systems by internal and external auditors, as well as the activities, organizational structure and qualifications of internal auditors, and the independence and effectiveness of external auditors.

2.	Majority of directors should be “unrelated” (independent)	Yes

The Board reviews the independence of its members annually and has determined based on its most recent annual review conducted in February 2004 that all but two (Richard L. George, Suncor’s President and CEO, and Michael W. O’Brien, who retired as Suncor’s CFO and Vice President, Corporate Development, in 2002) of the thirteen director nominees are unrelated and independent.

2

Corporate Governance Guideline		Suncor Alignment	Commentary

3.	Disclose analysis of independence determinations by the Board	Yes

Under the TSX guidelines, an “unrelated” director is a director who is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.  The NYSE Requirements state that an independent director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with the company.

The NYSE Requirements include additional criteria that should be considered in determining whether directors are “independent” and identify certain relationships that operate as a complete bar to a finding of independence.  Suncor’s Board has adopted these independence bars as part of their criteria for determining whether its members are unrelated and independent. When assessing against the criteria, the board determines whether any independence bars exist, as they do in the case of two directors:  Mr. George is deemed to be related and non-independent because he is Suncor’s CEO, and Mr. O’Brien is deemed to be related and non-independent because he is a recently retired executive of Suncor. Pursuant to the Board’s criteria, the Chairman of the Board, Mr. Shaw, is not considered to be a “related” director by virtue of his position as chair, as he holds the position in a non-executive and non full-time capacity.  In addition to a review of any independence bars, the Board also reviews and analyzes the existence, materiality and affect of any relationships between the Company and each of its directors, either directly, through immediate family members or as partners, significant shareholders or officers of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.

4.	Appoint a Committee:

a.	responsible for the appointment and assessment of directors	Yes

Suncor’s Board Policy Committee is charged with the duty of assisting the Board in matters pertaining to, among other things, the Board’s organization and composition. Suncor’s Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills.  The Board Policy Committee annually reviews the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Company.  This Committee works with the Board, with input from outside advisors and management, to establish criteria for selecting new director candidates, maintains a list of potential candidates, and recommends Board nominees to the full Board of Directors. The Board Policy Committee has the authority on behalf of the Board to engage outside advisors to assist in the identification and assessment of director candidates. This Committee also conducts an annual assessment of the effectiveness of the Board and its committees, which includes an evaluation of the performance and contribution of individual directors.  See item 5 below.

b.	composed exclusively of outside (non-management) directors, the majority of whom are unrelated	Yes	The Board Policy Committee consists entirely of outside, independent (unrelated) directors.

3

Corporate Governance Guideline		Suncor Alignment	Commentary

5.	Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors	Yes

The Board Policy Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the board or a particular board committee, if applicable.  Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance.  The resulting data is analyzed by the Board and presented to the Board Policy Committee, who then report to the full Board of Directors, with any recommendations for enhancing or strengthening effectiveness.  The Chairman of the Board Policy Committee reviews data relating to individual performance and conducts one-on-one meetings with each director focused on individual effectiveness.

6.	Provide orientation and education programs for new directors	Yes

Suncor provides orientation and education materials to new members of the Board of Directors, and conducts a formal orientation program involving meetings with senior management on key legal, environmental, business, financial and operational issues. A Directors’ Manual, containing pertinent information relating to the Board and the Company, is provided to each director.  Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor’s operations and the communities in which they are located.  In 2003, Suncor’s Board approved a Directors’ Continuing Education Policy, which encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor’s Board, with the approval of the Chairman of the Board or Board Policy Committee.

7.	Consider size of Board of Directors, and impact of the number on Board effectiveness	Yes

The Board of Directors is specifically mandated to fix its size, subject to shareholder approval, where required. The Board has determined that its size is conducive to effective decision making while ensuring a sufficient number to resource the Board’s four standing committees.
See item 4(a).

8.	Review compensation of directors in light of risks and responsibilities	Yes

The HR&CC reviews and reports to the Board on directors’ compensation issues.  The committee has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program.  The Board has set director compensation based upon recommendations from this committee.

9.	Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes

Three of Suncor’s standing committees (Audit, Board Policy and HR&CC) are comprised solely of unrelated (independent) directors.  Suncor’s fourth standing committee (Environment Health and Safety) is comprised of a majority of unrelated (independent) directors.  Mr. O’Brien, a “related” director, is a member of the Environment, Health and Safety Committee.  The composition of Suncor’s Board committees is consistent with the NYSE Requirements.

4

Corporate Governance Guideline		Suncor Alignment	Commentary

10.	Appoint a committee responsible for Suncor’s approach to corporate governance issues	Yes

The Board Policy Committee assists the Board of Directors in matters pertaining to the Company’s approach to governance issues. In fulfilling its governance role, this committee monitors developments relating to governance issues and makes recommendations to the full Board relating to the Company’s corporate governance system.  Among other things, this committee has reviewed Suncor’s response to the TSX guidelines as well as the NYSE Requirements, and continues to monitor, review and recommend to the full Board changes to Suncor’s governance system as practices, guidelines and requirements evolve.

11.

a.	Define limits to management’s responsibilities by developing mandates for:

	i. the Board of Directors	Yes

The Board of Directors has approved and regularly reviews its terms of reference.  The Board terms of reference, as the charter of the Board, includes a general overview of the Board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties.  The Board’s statutory duty to supervise the management of Suncor’s business and affairs, is embodied in the scope of the Board’s role in overseeing strategic planning, management succession plans, risk identification and management, succession planning, internal controls and other key aspects of governance.  The Board of Directors delegates day-to-day management to Suncor’s CEO and other members of management.  A management control process policy, adopted by the Board, sets limits on the specific authority delegated to management.

	ii. the Chief Executive Officer	Yes

There is an accountability statement for the office of CEO which defines the main role of the position and identifies its key accountabilities, described in more detail in the “Report on Executive Compensation”.

b.	Board of Directors should approve the Chief Executive Officer’s corporate objectives and assess CEO against these objectives.	Yes

The corporate objectives for which the CEO is responsible represent a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and Chairman of the Board, respectively.  In addition, the HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, in conjunction with compensation reviews. The Committee reports its assessment to the full Board which ultimately approves CEO compensation.

5

Corporate Governance Guideline		Suncor Alignment	Commentary

12.	Establish structures and procedures to enable the Board of Directors to function independently of management.	Yes

The Board Terms of Reference state that the Chairman of the Board must be an unrelated (independent) director.  Mr. Shaw, Suncor’s Chairman of the Board, has been determined by the Board to be unrelated (independent) (See item 2).

The Board of Directors and its committees meet independently of management when warranted. In addition, in camera sessions, chaired by the Chairman of the Board or of the applicable committee, are held at each Board and Board committee meeting in the absence of inside directors and other members of management.  At least once annually, the Board meets in the absence of any director who is deemed non-independent (related) by the Board.  The Audit Committee meets with the external auditors and independent reserves evaluators without management present, and Suncor’s Director of Internal Audit, a Suncor employee with direct reporting channels to the Audit Committee, also meets with the Audit Committee in the absence of other members of management.

13.

a.	Ensure an Audit Committee has a specifically defined mandate.	Yes	The Audit Committee has a specifically defined mandate. A summary of that mandate is included in the “Statement of Corporate Governance Practices” in this Circular.

The Audit Committee should have direct communication channels with internal and external auditors.

The Audit Committee has direct communication channels with Suncor’s internal and external auditors and independent reserves evaluators and meets regularly with them without presence of management.  Suncor’s Director of Internal Audit reports directly to the Audit Committee on a regular basis.

The Audit Committee’s duties should include oversight of management’s design and implementation of effective internal controls.

The Audit Committee is mandated to enquire as to the adequacy of Suncor’s system of internal controls, and review the evaluation of internal and financial controls by internal and external auditors, respectively.

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Corporate Governance Guideline		Suncor Alignment	Commentary

b.	All members should be non-management directors.	Yes

All members are outside, unrelated (independent) directors.  NYSE Requirements state that audit committee members should be financially literate and at least one member (the “Audit Committee Financial Expert”) should have “financial expertise”.

The Board has defined financial literacy generally as the ability to read and understand financial statements, and has defined an Audit Committee Financial Expert as a director who has an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of accounting issues that are generally comparable to Suncor’s, or experience actively supervising one or more persons engaged in such activities; an understanding of internal control over financial reporting; and an understanding of audit committee functions. The Board has also established criteria to assist the Board in evaluating each director’s education and experience against the financial literacy and expertise requirements.

The Board has affirmatively determined that all members of the Audit Committee are financially literate and has designated John Ferguson, an independent (unrelated) director, as “Audit Committee Financial Expert” pursuant to the foregoing criteria.

Pursuant to the Board Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.  Mr. Korthals is currently on the audit committee of five public companies.  The Board has determined that this fact does not impair Mr. Korthals’ ability to effectively serve on Suncor’s Audit Committee based on an analysis of Mr. Korthals time commitments in general, the demands of those other committees, and the time commitment required of members of Suncor’s Audit Committee.

14.	Implement a system to enable individual directors to engage outside advisors at the Company’s expense.	Yes

The Board of Directors, its committees, and individual directors may engage outside advisors at Suncor’s expense with the approval of the Chairman of the Board of Directors, Chairman of the Board Policy Committee or Chairman of the applicable committee.

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APPENDIX B

SHAREHOLDER PROPOSAL

PROPOSAL OF THE CARPENTERS’ FUND

The Carpenters’ Local 27 Benefit Trust Fund (the “Carpenter’s Fund”), whose address is c/o Manion, Wilkins & Associates Ltd., 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2, has submitted a Proposal for consideration at the Meeting.  Suncor is legally required to include the Proposal in this Circular.  The Proposal and supporting statement of the Carpenters’ Fund are set out verbatim, in italics, below.  For the reasons discussed below, the Board of Directors of Suncor recommend that Shareholders vote against the Proposal.

Text of Resolution proposed by the Carpenters’ Fund:

“BE IT RESOLVED that the shareholders of Suncor Energy Inc. (the “Company”) request that the Board of Directors establish a policy of seeking shareholder approval for any executive officer participation in the Company’s Supplemental Executive Retirement Plan (“SERP”).  The policy should also contain a provision that shareholders be informed of key aspects of the SERP, including any proposed payments based on receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Suncor Energy Pension Plan, or the accelerated vesting of pension benefits.  The Board should implement this policy in a manner that does not violate any existing employment agreement or vested pension benefits.”

Supporting Statement of the Carpenters’ Fund:

“Our Company maintains the Suncor Energy Pension Plan, a registered pension plan that provides retirement income to Suncor employees, including executive officers.  Our Company also maintains the SERP, a non-funded supplemental retirement plan for executive officers.

Features of the SERP include that remuneration under the SERP is an annualized amount based on average salary and bonus for the best consecutive 36 months of the executive’s last 180 months of continuous service;  that the bonus portion is based on the executive’s target bonus;  and that executive officers with less than five years of executive employment may become eligible to receive supplemental retirement payments in the event of a change of control or a loss of employment.

The Globe and Mail recently (November 3, 2003) published an article entitled “Firms Quietly Boosting Executive Compensation” in which it reported:

Canadian companies are quietly padding executive pension plans with millions of dollars of future obligations, a practice one expert describes as the ‘new stealth weapon’ in boosting pay.  Critics say pension plan adjustments can be a low-profile way to enhance compensation for executives.

That’s because compensation costs must be disclosed annually for top executives in a company’s shareholder proxy circular, but it is difficult for shareholders to calculate the value of any changes made to a CEO’s pension plan.

We are concerned with several features of our Company’s SERP.  The most recent Proxy Circular discloses that remuneration under the SERP is based on salary and bonus and that the bonus portion is based on the executive’s target bonus.  Presumably this means that even if the executive fails to earn his or her bonus, the target bonus amount will be used in calculating the

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SERP payment.  We also question the necessity of the SERP given the significant compensation given to the executive officers.

Finally, we are concerned with the large amounts of money being awarded under the SERP.  For example, Mr. Richard George, our Company’s President and Chief Executive Officer, who has been a director since 1991, is credited under the SERP with 22 years of service and due to receive annual remuneration of $696,924.(1)

(1)           Based on remuneration received by Mr. George in 2002.

Our Company’s SERP is unfunded and represents a potentially significant pension liability.  We believe shareholders should have the right to approve executive officer participation in the SERP and urge your support for this proposal.”

Suncor’s Board of Directors recommends that Shareholders vote AGAINST the Proposal for the following reasons:

The Board believes having shareholders approve new SERP entrants would limit the company’s ability to attract top executive talent into the organization. The company’s continued growth, and return to its shareholders, is dependent upon the calibre of our next generation of executive leaders. In deciding how to vote, shareholders should consider the following points:

•                  Only the most senior positions are currently eligible to join SERP reflecting the fact this program targets a small pool of highly mobile, high calibre executives.  Eligibility to SERP is only granted to the company’s executives who are directly accountable for the performance of the company and whose job performance is monitored by the Board.

•                  The SERP plan is designed to align executive performance with shareholder interests. Executives receive no credit for previous service with non-Suncor related companies and they are not vested in the plan for five years, except in circumstances such as a change of control. The vesting period puts a large financial risk on the executive as an incentive for achieving excellent performance.

•                  The Board believes Suncor will fail to maintain the high level of executive leadership if we lose the ability to hire the best executives in a timely and prudent way.  Suncor needs the flexibility to act quickly to hire the best executives. It will be very difficult to attract a talented leader from an outside organization if they must risk giving up their current success and a secure pension plan and cannot be asssured of being eligible for the SERP plan.

•                  The Carpenters Fund is critical of the use of target bonuses, rather than actual bonuses, as a basis for determining SERP pension benefits. Target bonuses provide greater certainty for calculating pension liability than actual bonuses, as actual bonus amounts exhibit far greater year to year variability than targets. Due to Suncor’s strong past performance, actual bonus payments have generally exceeded targets every year since this component of our SERP was enacted. Therefore, the liability based on targeted bonuses is less than it would have been if based on bonuses earned.

•                  Suncor’s management and Board regularly review the SERP liability and future funding requirements.  SERP liability represented 3.0% of Suncor’s 2003 cash flow from operations and in relation to the size of the Company, as reflected by its assets, earnings and cash flow from operations, total unfunded pension liabilities are not significant.  All unfunded pension liabilities are disclosed in Suncor’s financial statement notes.  These liabilities include obligations to both active and retired employees.

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While Suncor recommends that shareholders vote against the Proposal, the Board of Directors recently authorized the following amendments to SERP and its SERP disclosure to better align with many of the principles embodied in the Proposal:

•                  Any new SERP participant will not be approved solely at the discretion of management.  New SERP members must now be approved by the Human Resources & Compensation Committee (HR&CC), a committee of the Board composed entirely of independent directors.

•                  All material amendments to SERP will continue to be subject to approval by the HR&CC.  All changes to SERP will continue to be fully disclosed and clearly communicated to shareholders via the annual proxy circular.

•                  The Company has enhanced its disclosure to provide greater details of pensions currently accrued to key executives, as well as additional details about the plan.

Therefore, Suncor’s Board of Directors recommends that shareholders vote against the Proposal.

Summary of the Recommendation of Suncor’s Board of Directors:

In summary, the Board recommends that shareholders vote against the Proposal. The Board believes having shareholders directly approve new SERP entrants would limit the company’s ability to attract top executive talent into the organization.  Suncor’s Board should have the power to execute its statutory responsibility to manage or supervise the management of the business and affairs of the Corporation.  These recommendations are made entirely in the interest of continuing to build on Suncor’s history of delivering value to shareholders and our commitment to good governance.

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